Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	MONDAY, MAY 6 2013

Performance Statistics

On-Time Experience for the Weekend (May 3-5)

American	Fri	Sat	Sun	MTD	Target
D-0	49.6	70.7	66.1	60.5	64.5
A+14	72.2	91.0	89.6	81.5	80.3

Eagle
D-0	43.0	60.0	71.0	63.0	69.0
A+14 DOT	50.5	75.8	85.3	74.2	75.9

** American and American Eagle both scored perfect days on Sunday with zero cancellations, completing 100 percent of their scheduled departures (1,912 and 1,374, respectively).

Every Bag Counts

American	Sun	MTD*	DOT Standard
	2.55	2.83	2.50

* DOT claims per 1000 customers

Announcements

» Tom Horton, Doug Parker Provide Update on Merger Progress

In a joint communication to the people of both American and US Airways, Tom Horton and Doug Parker discuss progress being made for the merger of the two airlines through the Integration Management Office (IMO). “At this point, 29 integration planning teams and several cross-functional task forces are at work to define the manner in which the two companies will combine our commercial, customer service, operations and corporate functions after the merger closes,” state Tom and Doug. “One of our priorities is putting together the strongest possible leadership team for our combined airline. We are taking the right amount of time to make the most thoughtful decisions and to get it right – not to do it quickly. We go into this task confident that we have tremendous people at each airline and will only be stronger together when we make the right leadership selections. We announced our merger in mid-February and expect to announce the new senior leadership team, Doug’s direct reports, sometime late this month or in early June. We will build out the rest of the officer corps from there. We know there is much interest in this, and we will keep you informed along the way.” Find out more in new Jetnet’s Merger space.

» Fleet Service Clerks – Don’t Miss Your Chance to Attend the Uniform Fit Tour!

This week, the Fleet Service uniform fit tour is headed to MIA, LGA, LAS, DCA, SFO and STL. This is the first chance for Fleet Service Clerks to see their new uniforms in person, try them on and place their order, so you won’t want to miss it. Visit new Jetnet for the full schedule and reservation site to make an appointment.

» Take Advantage of the Transit Plan

All eligible U.S.-based American Airlines employees can purchase monthly commuter passes online for travel to and from work. The month-to-month transit plan allows you to purchase commuter passes with pre-tax payroll deductions up to a maximum of $240 per month. Learn how to Get a Tax Break on Your Commute on Jetnet’s Benefits page. Then visit the PayFlex HealthHub website under the Managing Your Benefits tab to order your August commuter passes.

» May Anniversaries on Jetnet

Congratulations to the people of American celebrating milestone anniversaries in May. View this month’s anniversary honorees on Jetnet.

AMR in the News

From The Dallas Morning News

Korean Air, American to Square off in Seoul Battle

Dallas/Fort Worth travelers have had five flights a week they can pick from if they’ve wanted to fly nonstop to Seoul, South Korea. Later this week, they’ll have 14. That’s because Korean Airlines increases its DFW-Seoul offerings today to daily service from its five weekly flights. And American launches daily nonstop DFW-Seoul flights on Thursday.

Editor’s Note: Stay tuned for more information on the DFW-Seoul launch this week on new Jetnet.

Industry News

From ATWOnline

Pinnacle Emerges from Chapter 11 as Delta Subsidiary

Pinnacle Airlines has emerged from Chapter 11 bankruptcy protection and will move forward as a wholly owned subsidiary of Delta. Delta backed Pinnacle when it first entered Chapter 11 in April 2012, providing $74.3 million in debtor-in-possession financing that Pinnacle believed it needed to stay afloat. Delta, for which Pinnacle operates Delta Connection flights, has said the regional airline’s “long-term stability” is in its best interests. Memphis-based Pinnacle hopes to find that stability in Minneapolis, to which it will shortly move its headquarters, as a Delta unit operating only Delta Connection flights. It will retain its own operating certificate. Pinnacle used the Chapter 11 process to wind down United-branded flying, end US Airways-branded Essential Air Service (EAS) routes and close down subsidiaries Colgan Air and Mesaba Aviation.

From Aviation Week

Boeing Board Gives Approval to Offer 777X

Some six weeks after officially selecting General Electric (GE) as its “engine partner” for the 777X, Boeing has been given the green light by the its Board to formally start offering the stretched twinjet to customers. Boeing says it is “taking the next step by engaging in the marketplace, discussing more details and offering the airplane to customers – conditional on final approval to launch the program.” Although the company’s announcement falls short of the traditional “authority to offer” (ATO) language used in former programs, the approval is thought to be the equivalent of the traditional ATO milestone. Given the schedule of previous efforts, the decision puts Boeing and GE on track for a potential launch around October or November 2013, and places both companies at the start of a six-year development track culminating with the entry into service of the first of two new 777 family members in 2019. The extended twinjet series will include a 353-seat 777-8LX, sized to succeed today’s 777-300ER, and the 406-seat 777-9X, which opens up new territory in the higher capacity long-range market. The larger model is provisionally slated to debut first, with the -8LX following around 2021. As with the current longer-range 777 models which are powered exclusively by GE90-110/115Bs, the 777X will be offered only with the 100,000 lb. thrust GE9X.

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, May 3

Crude oil was $95.61 a barrel, up $1.62 from the previous day.

Jet fuel price was $112.32 a barrel, down $0.23.

Safety First – Tip of the Week

Falls are the number one cause of home injury deaths in America. On stairways alone, falls result in almost two million disabling injuries annually. But you can make your stairs safer by making sure you keep a sturdy rail on both sides, clutter away from the stairs and light at both the top and bottom.

Remember to report business ethics, safety and compliance concerns to the Ethics Point Hotline – 1-877-422-3844

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-

looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.